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                          November 15, 2023

       Terrie Curran
       President and Chief Executive Officer
       Phathom Pharmaceuticals, Inc.
       100 Campus Drive, Suite 102
       Florham Park, New Jersey 07932

                                                        Re: Phathom
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 9,
2023
                                                            File No. 333-275431

       Dear Terrie Curran:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Anthony A. Gostanian,
Esq.